04003489

CM 3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52486

RECD S.E.C.
MAR 0 1 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partner Connections, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 South Kraemer Blvd., Suite 220
(No. and Street)

Brea (City) Ca. (State) 92821-6790 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kirby 714-203-8900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy + Pindroh, LLP
(Name — *if individual, state last, first, middle name*)

100 East Corson Street, Ste. 200 Pasadena, CA 91103-3841
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Kirby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partner Connections, LLC, as of December 31, ~~19~~2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

JOHNNA IANTORNO
Commission # 1367199
Notary Public - California
Orange County
My Comm. Expires Jul 29, 2006

Notary Public

Signature

Member, CFO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17A-5

To the Members'
Partner Connections, LLC
Fullerton, CA

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Partner Connections, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
January 16, 2004

Partner Connections, LLC

Financial Statements

December 31, 2003

(with Independent Auditors' Report Thereon)

Partner Connections, LLC

INDEX TO FINANCIAL STATEMENTS

Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members'
Partner Connections, LLC
Fullerton, CA

We have audited the accompanying balance sheet of Partner Connections, LLC (an Oregon Limited Liability Company) as of December 31, 2003, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partner Connections, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules I-IV are presented for purposes of additional analysis and are not a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
January 16, 2004

Partner Connections, LLC
BALANCE SHEET
December 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 30,300
Account receivable	105,240
TOTAL CURRENT ASSETS	135,540
PROPERTY AND EQUIPMENT	
Furniture and fixtures	6,053
Less: Accumulated depreciation	(2,391)
Property & Equipment, net	3,662
TOTAL ASSETS	$ 139,202

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 98,481
TOTAL CURRENT LIABILITIES	98,481
MEMBERS' EQUITY	
Members' Equity	40,721
TOTAL MEMBERS' EQUITY	40,721
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 139,202

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF INCOME
For Year Ended December 31, 2003

Revenue	
Commissions	$ 34,090
Reimbursed expenses	259,821
Total Revenue	293,911
Expenses	
Advertising	236
Computer	2,499
Depreciation	1,201
Dues and subscriptions	1,048
Insurance	1,143
Licenses	2,332
Miscellaneous	985
Office supplies	3,462
Outside services	49,168
Postage	3,362
Accounting fees	5,949
Rent	6,303
Seminars	184,173
Telephone	4,173
Training	9,838
Travel	4,544
Loss on disposal of asset	2,100
Total Expenses	282,516
Net Income	$ 11,395

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2003

Balance at December 31, 2002	$	23,326
Net Income		11,395
Contributions from Members		6,000
Balance at December 31, 2003	$	40,721

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 11,395
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on disposal of asset	2,100
Depreciation	1,201
Change in:	
Account receivable	(104,674)
Accounts payable	97,745
Net Cash Provided By Operating Activities	7,767
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of new equipment	(2,920)
Net Cash Used by Investing Activities	(2,920)
CASH FLOW FROM FINANCING ACTIVITIES	
Members' contributions	6,000
Net Cash Provided by Financing Activities	6,000
NET INCREASE IN CASH DURING THE YEAR	10,847
CASH, BEGINNING OF PERIOD	19,453
CASH, END OF PERIOD	$ 30,300

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Partner Connections, LLC (the Company) is formed under the laws of the State of Oregon. The Company provides marketing programs and seminars for tax and accounting professionals nationwide. The Company is registered as an introducing broker-dealer with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC). The Company is not authorized to handle securities transactions. All security transactions go through other broker dealers. The Company does not carry customer accounts.

Revenue Recognition

Commission income, referral fees and brokerage income is recorded at the time the transaction is executed and the income can be reasonably be determined. Revenue generated from reimbursed expenses are recognized when the reimbursable expense has been incurred.

Income Taxes

Partner Connections, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Property and Equipment

Property and equipment are carried at cost. Depreciation is calculated on the accelerated cost recovery method over their estimated useful lives of 3 to 5 years. Repairs and maintenance are charged to expense as incurred, while improvements and betterments that extend the useful life of the assets are capitalized. Upon retirement or disposal, the related cost and accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reflected in the statement of operations. Depreciation expense for the year ended December 31, 2003 was $1,201.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period.

Concentration of Credit Risk

For the year ended December 31, 2003, 100% of the Company's revenue from reimbursed expenses are earned from one customer.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable
At December 31, 2003, one customer accounts for approximately 100% of the Company's accounts receivable.

Accounts Payable
At December 31, 2003, one vendor accounts for approximately 98% of the Company's accounts payable.

2. COMMITMENTS

The Company leases its office space under a non-cancelable operating lease expiring on November 30, 2008. The lease requires minimum annual rentals and provides for future annual rental increases.

Total minimum annual payments under the leases are as follows:

Year Ending		
2004	$	6,734
2005		6,956
2006		7,178
2007		7,400
2008		6,919
	$	35,187

Rent expense for the year ended December 31, 2003 was $6,303.

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2003, the Company had net capital, as defined, of $37,059, which exceeded the statutory requirement of $6,565 by $30,494.

Partner Connections, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2003

Net Capital	
Members' Equity	$ 40,721
Total members' equity qualified for net capital	40,721
Total capital and allowable subordinated borrowings	40,721
Deductions and/or charges:	
Nonallowable assets:	
Furniture and fixtures	3,662
Net Capital	$ 37,059
Aggregate indebtedness	
Items included in balance sheet	
Accounts payable	$ 98,481
Total aggregate indebtedness	$ 98,481
Computation of net capital requirement:	
Minimum net capital required	$ 6,565
Excess net capital	$ 30,494
Excess net capital at 1,000%	$ 27,211
Percentage of aggregate indebtedness	265.74 %

The audited net capital computation under Rule 15c3-1 is in agreement with unaudited net capital computation numbers in Part IIA. SEC Rule 17a-5(d)(4).

See Independent Auditors' Report

Partner Connections, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

A computation of reserve requirements is not applicable to Partner Connections, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Partner Connections, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

Information relating to possession or control requirements is not applicable to Partner Connections, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2).

See Independent Auditors' Report